Filed by Transocean Ltd. (Commission File No. 001‑38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a‑12 under the Securities Exchange Act of 1934

Subject Company: Ocean Rig UDW Inc. (Commission File No. 001‑35298)

REMINDER TO VOTE YOUR TRANSOCEAN SHARES

An extraordinary general meeting of Transocean shareholders is scheduled for Thursday, November 29, 2018, to vote on proposals to approve the Ocean Rig transaction. The Transocean Board of Directors unanimously recommends that you vote “FOR” each of the proposals that are being submitted to shareholders at the meeting.

Please complete and return your proxy card or voting instruction form, or submit your voting instructions electronically over the internet, as soon as possible. All proxy cards, voting instruction forms and electronic voting instructions must be received no later than 8 a.m. EST/2 p.m. CET on November 29, 2018. Employees with Transocean shares eligible to vote at the meeting may have received correspondence from E*Trade on or about October 31 with instructions on how to vote electronically. If you cannot find your email, please contact E*Trade, request your control number, and vote at: www.proxyvote.com.

More information is included in the joint proxy statement and other documents, which can be found on our website at: deepwater.com.

Questions?

Please Contact:

Bradley Alexander

+1 713‑232‑7515

Bradley.Alexander@deepwater.com

Lexington May

+1 832‑587‑6515

Lexington.May@deepwater.com

Supervisor Note: Please print and post in an area that’s accessible to all employees.

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